Squire, Sanders & Dempsey L.L.P. 221 E. Fourth St., Suite 2900 Cincinnati, OH 45202 Office: +1.513.361.1200 Fax: +1.513.361.1201

Direct Dial: +1.513.361.1230 smahon@ssd.com

April 16, 2010

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company
Amendment No. 1 to Registration Statement on Form 10
Filed March 31, 2010
File No. 0-53885

Dear Mr. Reynolds:

Thank you for your comment letter of April 12, 2010, to Harold Edwards, President of Limoneira Company, in respect of the above-referenced Amendment No. 1 to Registration Statement on Form 10.  We are counsel to Limoneira Company (the “Company”) in connection with the Registration Statement and very much appreciate your comments.

Enclosed herewith (and being filed simultaneously on EDGAR) is the Company’s Amendment No. 2 to Registration Statement on Form 10, which incorporates the Company’s responses to your comments as well as updated information since the filing of Amendment No. 1 to Registration Statement on Form 10.  For your ease of reference, we have also enclosed a blackline version that is marked to show all changes and additions.  In addition, we have restated in full below your comments and the Company’s responses.  Please be advised that the information provided herein has been obtained from the Company.

Directors and Executive Officers, page 42

1.	Please disclose the specific experience, qualifications, attributes or skills of each person serving as director. See amended Item 401(e)(1) of Regulation S-K, effective February 28, 2010.

We have revised the disclosure as suggested.  (Pages 43-44)

Mr. John Reynolds
April 16, 2010

Executive Compensation, page 45

2.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company has concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices in regards to an employee’s base salary factor in, among other things, industry benchmarking and job performance as measured against the duties and responsibilities as defined in the job description for each employee’s particular position. Incentive compensation is based on the achievement of annual predetermined overall Company operational benchmarks and the accomplishment of individual goals established at the beginning of each year. The operational benchmarks for the Company apply equally across all levels of management and the individual goals are established by each  employee, his or her direct report and senior management. These individual goals are required to be aligned with the Company operational benchmarks and be specific, measurable, agreed-upon, realistic and time based. Additionally, the Company’s compensation committee reviews, on a recurring schedule, the Company’s compensation policies and practices as well as performance.  If it deems necessary, the compensation committee may, at anytime, adjust (or suspend or terminate) certain compensation policies and practices if it determines that such policies and practices are reasonably likely to have a material adverse effect on the Company.  The Company’s compensation policies have been developed by the Company’s management and the compensation committee to reward outstanding individual performance while mitigating unnecessary risk taking behavior that might affect financial results.

In reaching the conclusion that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company, the Company’s chairman of the board of directors and the chairman of the Company’s compensation committee reviewed, discussed and considered its compensation policies and practices as they relate to the disclosure requirements of Item 402(s) of Regulation S-K and reviewed these policies and practices with senior management.

Benchmarking, page 46

3.	As previously requested in comment 17 of our March 11, 2010 letter, please explain how you benchmark against the five companies you have listed.

We have revised the disclose to explain how the company benchmarks against the companies listed.  (Page 46)

Annual Performance Cash-Based Incentive Bonuses, page 47

4.	Your disclosure indicates that no cash incentive compensation was paid for 2009. Please reconcile with the summary compensation table, which reflects non-equity incentive plan compensation in 2009.

Mr. John Reynolds
April 16, 2010

We have included an additional footnote to the summary compensation table to clarify that the amounts listed in the “Non-Equity Incentive Plan Compensation” column reflect annual cash-based incentive bonuses earned for fiscal 2008 but were paid in fiscal 2009.  (Page 50)

Annual Performance Cash-Based Incentive Bonuses, page 47
Annual Performance Equity-Based Incentive Bonuses, page 48

5.	Please add the 2009 grants, which are discussed under these headings, to the grants table.

We have revised the grants table as requested.  (Page 51)

Summary Compensation Table, page 50

6.	Please revise the table to comply with Item 402(c)(2)(v) of Regulation S-K and the related instructions, as amended effective February 28, 2010.

We have revised the summary compensation table as requested.  (Page 50)

Notes to the Financial Statements, page F-7

Revenue Recognition, page F-12

7.
We note from your response to comment 32 of our letter dated March 11, 2010 that you estimate the net proceeds to be received for those sales for which the pools have not yet closed.  Please tell us how these sales satisfy the criterion within SAB Topic 13:A.1 as having a fixed or determinable price, as it appears that the final price will be impacted by the outcome of sales that have yet to occur.  In addition, disclose whether you recognize revenue upon delivery to the third-party packinghouse or upon sell-through by the third-party packinghouse to the end-customer, and explain to us how your policy is consistent with SAB Topic 13.

The Company has satisfied SAB Topic 13:A.1 relative to the fixed or determinable criterion as it is able to estimate with reasonable certainty the consideration that will be paid to it by the packinghouses for products delivered to the packinghouses.  As for products delivered to third-party packinghouses, the Company recognizes revenue upon delivery to the third-party packinghouse.

Based on the Company’s long-standing historical experience with each of its packinghouses, the revenues it records, which are based on the sales price information provided to the Company by the third-party packinghouses at the time of delivery, have not materially differed from the actual amounts that are paid after the monthly pools are closed. In establishing its revenue recognition accounting policy, the Company also refers to guidance noted in FASB ASC 905-605-25-7.   FASB ASC 905-605-25-7 provides guidance on transactions between patrons and marketing cooperatives; specifically, the timing and method of recognizing revenue on agriculture products delivered to customers. The guidance notes that if control over the future economic benefits relating to the product has passed, which ordinarily is evidenced by the transfer of title, and if a price is available by reference to contemporaneous transactions in the market, or if the cooperative establishes an assigned amount, a delivery to the cooperative shall be recorded as a sale by the patron at that amount on the date of delivery.

Mr. John Reynolds
April 16, 2010

The Company’s sales and marketing partners (i.e., third-party packinghouses) are agricultural cooperatives or function in a similar manner as an agricultural cooperative. As such, the Company also utilizes the revenue recognition guidance noted above to record revenue at time of delivery relating to fruits that are in pools that have not yet closed if (a) the related fruits have been delivered to and accepted by the third-party packinghouses (i.e. title has transferred from the Company to the third-party packinghouses) and (b) the Company is provided sales price information from the third-party packinghouses (based on the marketplace activity for the related fruit) for fruits that have been delivered by it and accepted by the third-party packinghouses and the Company believes it can use such sales price information to estimate with reasonable certainty its selling price.

8.
We note your response to comment 33 of our letter dated March 11, 2010.  Please expand your disclosure to describe more fully the revenue cycle related to sales of products sold through by Calavo and other third-party packinghouses for which you apply net revenue recognition treatment.  In your response, explain to us the following:

•	Whether your collection of receivables is contingent upon the third-party packinghouses' collection from the end-customer;
•	Whether you bear inventory risk for the period of time up to delivery to the third- party packinghouses;
•	Whether you have the ability to select a different packinghouse through which to market your products;
•	Whether the packinghouse is obligated to pay you for products delivered to it regardless of whether it has sold the products to an end-customer; and
•
How the amount you earn is determined (i.e., a fixed dollar amount per transaction or a commission versus an amount determined based on the volume and quality of product delivered) and those factors that impact your net proceeds received.

The disclosure has been expanded as suggested to describe more fully the revenue cycle related to sales of product sold through by Calavo Growers, Inc. (“Calavo”) and other third-party packinghouses for which the Company applies net revenue recognition treatment. The additional disclosure notes that the Company delivers all of its avocado production for its orchards to Calavo. These avocados are then packed by Calavo at its own packinghouse, and then sold and distributed under its own brands to its customers primarily in the United States and Canada.  (Pages 38 and F-12)

The Company has also expanded its disclosure on pages 38 and F-12 to clarify the following as it relates to Calavo and other third-party packinghouses:

Mr. John Reynolds
April 16, 2010

•
Credit risk resides with the third-party packinghouses for the amounts billed to the end customer. The Company’s collection of receivables is not contingent upon the third-party packinghouses’ collection from the end-customer;

•
The Company bears inventory risk prior the fruit being delivered to and accepted by the third-party packinghouses since the title on the related fruit has not transferred to the third-party packinghouses prior to delivery;

•
The Company is paid for the fruit that it delivers to third-party packinghouses.  The third-party packinghouse initiates and requests what fruit is to be delivered to them based on the order they have with their end customers;

•	The Company also generally has the ability to select different third-party packinghouses to sell and market its fruit; and

•
The revenues the Company earns related to the fruits sold through third-party packinghouses are based on the volume and quality of the fruits delivered to the third-party packinghouses, the market price for such fruit, less the packinghouses charges to pack and market the fruit.

9.
Please describe the costs that are netted against revenue in arriving at net revenue.  In your response, tell us where you classify on your income statement the cultural costs related to goods sold under these arrangements with third-party packinghouses.

The revenues the Company recognizes as it relates to its arrangements with Calavo and the other third-party packinghouses are net of packinghouse charges that the Company is required to pay to the third-party packinghouses in conjunction with third-party packinghouses accepting and selling through the Company’s product to their respective end customer. Such packinghouse charges include the grading, sizing, packing, cooling and ripening of the related fruit after the Company has delivered it but prior to the third-party packinghouse selling through the related fruit to the end customer.

The cultural costs related to all of the Company’s agricultural crops are recorded in Cost and Expenses: Agriculture in our Consolidated Statement of Operations.

10.
Please tell us how you considered the guidance of FASB ASC 605-40-45-2 (EITF 01-9) in accounting for the arrangements with the packinghouses.  In this regard, tell us whether you receive an identifiable benefit for the packaging and marketing services performed by the third-party packinghouses and whether you can reasonably estimate the fair value of the benefit identified.

The Company considered the guidance noted in FASB ASC 605-50-45-2 (EITF 01-9) relative to its relationship with Sunkist as it relates to lemon sales.  See response to question 11 below for further details as to how the Company applies such standard.  With regard to other packinghouses, as noted above the Company applies the guidance of ASC 605-45-45 (EITF 99-19) as a basis for the net reporting of sales and as such for other packinghouses, it does not apply FASB ASC 605-50-45-2 (EITF 01-9).  As such, these costs are characterized as a reduction of revenue in the Company’s Consolidated Statement of Operations.

Mr. John Reynolds
April 16, 2010

11.
We note from your response to comment 34 of our letter dated March 11, 2001 that you pay a fixed amount per carton sold to Sunkist for sales and marketing services.  Please clarify that the amount you pay to Sunkist is a fixed amount per carton sold rather than a fixed amount over a period of time.  In addition, disclose where you classify the amounts paid to Sunkist for the sales and marketing services.

The Company has revised its disclosure to clarify that the amount it pays to Sunkist is a fixed amount per carton sold rather than a fixed amount over a period of time.  In addition, the Company has disclosed that the amount paid to Sunkist for the sales and marketing services it renders are recorded in Cost and Expenses: Agriculture in our Consolidated Statement of Operations.   (Pages 38 and F-12)

The Company considered the guidance noted in FASB ASC 605-0-45-2 (EITF 01-9) and concluded that the identifiable benefit (the sales and marketing services that it receives from Sunkist in order for the Company to effectively market and sell its lemons and for which the Company is charged a fixed amount per carton sold through Sunkist which is based on the Company’s contractual arrangement with Sunkist) can be sufficiently separable from the purchase of the Company’s products.  The Company believes it could enter into an exchange transaction with a party other than Sunkist in order to receive the similar sales and marketing services that Sunkist currently provides the Company.  In addition, the Company is able to reasonably estimate that the fair value of the sales and marketing services received from Sunkist approximates the per carton fee charged by Sunkist since Sunkist, an agricultural marketing cooperative of which the Company is a member, charges standard per carton fees (such as the fees charged to the Company) to all members within its cooperative and such fees are based on sales and marketing expenses incurred by Sunkist for which the Company has an adequate level of visibility as a cooperative member.  As such (as previously noted above), the costs paid to Sunkist are not recorded as reduction of revenues but recorded in Cost and Expenses: Agriculture in our Consolidated Statement of Operations.

Thank you for your time and attention to Limoneira Company’s Registration Statement on Form 10.  Should you have any questions concerning the responses to your comments or the amendments to the Registration Statement being filed herewith, please do not hesitate to contact me at 1.513.361.1230.

Very truly yours, /s/ Stephen C. Mahon Stephen C. Mahon

Enclosures

cc:	Ms. Janice McGuirk, Division of Corporate Finance
Mr. David Walz, Division of Corporate Finance
Mr. Ryan Milne, Division of Corporate Finance